Exhibit 99.1

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	As of September 30,	As of December 31,
	2008	2007
	(unaudited)

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$38,209	$44,536
Trade accounts receivable:
Related parties	5,966	12,823
Others	49,181	32,154
Other receivables	2,468	4,748
Inventories	45,422	27,806
Other current assets	5,700	1,580

Total current assets	146,946	123,647

LONG-TERM INVESTMENTS	31,676	15,093

PROPERTY AND EQUIPMENT, NET	450,832	502,287

INTANGIBLE ASSETS, NET	86,181	34,711

GOODWILL	8,807	-

OTHER ASSETS , NET	9,026	11,044

TOTAL ASSETS	$733,468	$686,782

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of convertible debentures	$9,291	$7,887
Short term debt	14,000	-
Trade accounts payable	61,076	49,025
Deferred revenue	6,429	-
Other current liabilities	38,251	20,024

Total current liabilities	129,047	76,936

LONG-TERM DEBT FROM BANKS (*)	200,080	379,314

DEBENTURES (**)	219,770	117,460

LONG-TERM CUSTOMERS' ADVANCES	12,937	27,983

OTHER LONG-TERM LIABILITIES	36,244	40,380

Total liabilities	598,078	642,073

SHAREHOLDERS' EQUITY	135,390	44,709

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$733,468	$686,782

(*) of which $200,080 and $365,563 at fair value as of September 30, 2008 and December 31, 2007, respectively.

(**) of which $22,764 and $28,484 at fair value as of September 30, 2008 and December 31, 2007, respectively.

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except share data and per share data)

	Nine months ended September 30,		Three months ended September 30,
	2008	2007	2008	2007
	(unaudited)		(unaudited)

REVENUES	$174,206	$169,235	$58,527	$56,569

COST OF SALES	210,443	211,209	71,136	68,278

GROSS LOSS	(36,237)	(41,974)	(12,609)	(11,709)

OPERATING COSTS AND EXPENSES

Research and development	9,690	10,291	3,500	3,312
Marketing, general and administrative	22,685	23,718	7,728	8,005
Write-off of in-process research and development	2,300	-	2,300	-
Merger related costs	520	-	520	-
Fixed assets impairment	120,538	-	120,538	-

	155,733	34,009	134,586	11,317

OPERATING LOSS	(191,970)	(75,983)	(147,195)	(23,026)

FINANCING EXPENSE, NET	(20,374)	(33,035)	(4,763)	(11,621)

GAIN ON DEBT RESTRUCTURING	130,698	-	130,698	-

OTHER INCOME (EXPENSE), NET	(638)	73	(109)	-

LOSS FOR THE PERIOD	$(82,284)	$(108,945)	$(21,369)	$(34,647)

BASIC LOSS PER ORDINARY SHARE

Loss per share	$(0.65)	$(0.93)	$(0.17)	$(0.28)

Weighted average number of ordinary
shares outstanding - in thousands	126,356	117,084	129,479	123,970

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Nine months ended September 30,
	2008	2007
	(unaudited)

CASH FLOWS - OPERATING ACTIVITIES

Loss for the period	$(82,284)	$(108,946)
Adjustments to reconcile loss for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Gain on debt restructuring	(130,698)	-
Depreciation and amortization	109,926	123,102
Effect of indexation, translation and fair value measurement on debt	2,324	3,883
Fixed assets impairment	120,538	-
Write down of customer advance	-	(3,000)
Other expense (income), net	638	(73)
Write-off of in-process research and development	2,300	-
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	6,380	(8,800)
Decrease in other receivables and other current assets	3,256	4,176
Increase in inventories	(10,520)	(1,929)
Increase (decrease) in trade accounts payable	(3,325)	7,835
Decrease in other current liabilities	(7,944)	(2,422)
Increase in other long-term liabilities	1,004	367

	11,595	14,193
Decrease in customers' advances, net	(658)	(1,222)

Net cash provided by operating activities	10,937	12,971

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(70,632)	(67,332)
Investment grants received	-	1,568
Proceeds related to sale and disposal of property and equipment	-	89
Acquisition of subsidiary consolidated for the first time (a)	2,765	-
Investments in other assets and intangible assets	(658)	(1,406)
Decrease in short-term interest-bearing deposits	-	1,230

Net cash used in investing activities	(68,525)	(65,851)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds on account of capital notes	20,000	-
Proceeds from issuance of debentures and warrants, net	1,440	37,410
Proceeds from long-term loans	32,000	-
Short-term debt	7,000	-
Proceeds from issuance of ordinary shares and warrants, net	-	26,538
Repayment of debenture	(8,179)	(7,088)
Proceeds from exercise of share options	-	35
Debts repayment	(1,000)	(1,125)

Net cash provided by financing activities	51,261	55,770

INCEASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,327)	2,890
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	44,536	39,710

CASH AND CASH EQUIVALENTS - END OF PERIOD	$38,209	$42,600

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Nine months ended September 30,
	2008	2007
	(unaudited)

NON-CASH ACTIVITIES

Investments in property and equipment	$14,377	$15,313

Stock based compensation related to the September 2007
agreement with the Company's bank and TIC	$-	$1,331

Conversion of long-term customers' advances
to share capital	$-	$6,414

Conversion of Convertible debentures to share capital	$1,913	654

Reclassification of previously bifurcated conversion option
to shareholders' equity	$3,907	-

Proceeds receivables related public offering	$-	$13,932

Conversion of long term debt and convertible debentures to capital notes	$95,071	$-

Cumulative effect of the Facility Agreement to retained earnings	$-	$65,207

Issuance of shares and warrants relating the merger with Jazz	$46,744	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	$12,853	$19,600

Cash paid during the period for income taxes	$7	$43

(a)	ACQUISTION OF SUBSIDIARY CONSOLIDATED FOR THE FIRST TIME, SEE ALSO NOTE 3 : Assets and liabilities of the subsidiary

As of September 19, 2008

The acquisition :
Working capital (excluding cash and cash equivalents)	$(4,270)
Fixed assets	83,130
Long-term investments	17,100
Intangible assets	61,900
Other assets	66
Convertible notes	(108,600)
Long-term loans and other liabilities	(11,074)
Goodwill arising on acquisition	8,807

47,059

Less :
Issuance of share capital and warrants	46,744
Accrued merger related costs	3,080

49,824

$(2,765)

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL

A.	Basis for Presentation

(1)	The unaudited condensed interim consolidated financial statements as of September 30, 2008 and for the nine months then ended (“interim financial statements”) of Tower Semiconductor Ltd. (the “Company”) and subsidiaries, including Jazz Technologies™, Inc. results for the period between September 19, 2008 and September 30, 2008 (see also Note 3), should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2007 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

(2)	The interim financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”). Prior to the fourth quarter of 2007, the Company prepared its financial statements in accordance with generally accepted accounting principles in Israel (“IL GAAP”) and provided reconciliation to US GAAP in the notes to the financial statements.

(3)	Recently issued accounting standards

In October 2008, the FASB staff issued Staff Position (FSP) No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.”The FSP amends Statement 157 by incorporating “an example to illustrate key considerations in determining the fair value of a financial asset” in an inactive market. The FSP is effective upon issuance and should be applied to prior periods for which financial statements have not been issued. The FSP’s illustrative example and associated guidance clarifies various application issues raised by preparers of financial statements. With regard to the measurement principles of Statement 157, the FSP emphasizes the following:

—	Objective of Fair Value – The objective of a fair value measurement is to determine the price that would be received to sell an asset in an orderly transaction that is not a forced liquidation or distressed sale between market participants as of the measurement date. This objective does not change even when there is little, if any, market activity for an asset as of the measurement date.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

A.	Basis for Presentation (cont.)

(3)	Recently issued accounting standards (cont.)

—	Distressed Transactions – “Even in times of market dislocation, it is not appropriate to conclude that all market activity represents forced liquidations or distressed sales. However, it is also not appropriate to automatically conclude that any transaction price is determinative of fair value.” The evaluation of whether individual transactions are forced (that is, whether one of the parties is forced or otherwise compelled to transact) depends on the facts and circumstances and may require the use of significant judgment.

—	Relevance of Observable Data – Observable market data may require significant adjustment to meet the objective of fair value. “For example, in cases where the volume and level of trading activity in the asset have declined significantly, the available prices vary significantly over time or among market participants, or the prices are not current, the observable inputs might not be relevant and could require significant adjustment.” If the adjustment is significant, the measurement would be considered Level 3.

—	Management’s Assumptions and Nonperformance and Liquidity Risks – The use of management’s internal “assumptions about future cash flows and appropriately risk-adjusted discount rates is acceptable” when relevant observable market data does not exist. In addition, such assumptions or techniques must incorporate adjustments for nonperformance and liquidity risks that market participants would consider in valuing the asset.

—	Third Party Pricing Quotes – Quotes and information obtained from brokers or pricing services “are not necessarily determinative if an active market does not exist for the financial asset” being measured. In addition, “an entity should place less reliance on quotes that do not reflect actual market transactions.”

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

A.	Basis for Presentation (cont.)

(3)	Recently issued accounting standards (cont.)

In June 2008, the FASB Emerging Items Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock. The Consensus was reached on the following three issues:

1.	How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

2.	How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.

3.	How an issuer should account for market-based employee stock option valuation instruments.

This consensus will affect entities with (1) options or warrants on their own shares (not within the scope of Statement 150), including market-based employee stock option valuation instruments; (2) forward contracts on their own shares, including forward contracts entered into as part of an accelerated share repurchase program; and (3) convertible debt instruments and convertible preferred stock. Also affected are entities that issue equity-linked financial instruments (or financial instruments that contain embedded equity-linked features) with a strike price that is denominated in a foreign currency.

The consensus is effective for fiscal years (and interim periods) beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the Issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. Early application is not permitted.

The Company is currently evaluating the effect of EITF 07-5 and it has not yet determined the impact of the consensus on its financial position or results of operations.

(4)	Certain amounts in prior years’ financial statements have been reclassified in order to conform to 2008 presentation.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

B.	(1)	Establishment and Operations of New Fabrication Facility (“Fab 2”)

In 2001, the Company’s Board of Directors approved the establishment of the Company’s second wafer fabrication facility in Israel (“Fab 2”). In Fab 2, the Company manufactures semiconductor integrated circuits on silicon wafers in geometries of 0.18 to 0.13 micron on 200-millimeter wafers. In connection with the establishment, equipping and financing of Fab 2, the Company has entered into several related agreements and other arrangements and has completed several public and private financing transactions. For additional information, see Notes 9B, 13A, 14C and 14F-M to the 2007 audited consolidated financial statements.

The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning the Fab 2 project and related agreements, some of which were amended several times, see Notes 9B and 13A to the 2007 audited consolidated financial statements and Note 5D below.

(2)	Merger With Jazz Technologies™, Inc. (“Jazz”)

In September 2008, the Company completed the merger with Jazz Technologies™, Inc. Jazz Technologies is an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices. Its specialty process technologies include advanced analog, radio frequency, high voltage, bipolar and silicon germanium bipolar complementary metal oxide (“SiGe”) semiconductor processes, for the manufacture of analog and mixed-signal semiconductors. Its customers’ analog and mixed-signal semiconductor devices are used in cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems. See also Note 3 below.

C.	Financing of the Company’s Ongoing Operations

In recent years, the Company has experienced significant recurring losses, recurring negative cash flows from operating activities and an increasing accumulated deficit. The Company is working in various ways to mitigate its financial difficulties. Since the second half of 2005, the Company has increased its customer base, mainly in Fab 2, modified its organizational structure to better address its customers and to improve its market positioning, increased its sales, reduced its losses, increased its installed capacity level and wafers manufacturing level, raised funds and restructured its debt. The Company recorded twelve consecutive quarters of positive EBITDA commencing on the fourth quarter of 2005 and eight consecutive quarters of positive cash flow from operations commencing on the fourth quarter of 2006. See also Notes 9B, 13A(4), 14C and 14 I-M to the 2007 audited consolidated financial statements and Note 5D below.

During the third quarter of 2008, the Company signed and closed definitive agreements with its Banks and the Israel Corporation (“TIC”) for the restructuring of the Company’s debt and TIC’s investments in the Company. For details see Note 5D below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

C.	Financing of the Company’s Ongoing Operations (cont.)

The current worldwide economic downturn, the prevailing market conditions in the semiconductor industry (including global decreased demand, downward price pressure, excess inventory and unutilized capacity) and the lack of availability of funding sources in light of the prevailing financial markets’ situation, may adversely affect the future financial results and position of the Company, including its ability to continue to support its ongoing operations and growth plans. The Company is working to mitigate the potential effect of this downturn, through several measures, including the execution of a cost reduction plan, targeted at saving approximately $60,000 on an annual run-rate and exploring alternatives to obtain funds from different sources (such as a sale and lease-back of a portion of its real estate assets, sale of other assets and/or intellectual property, licensing, the pending grants from the Israeli investment center and other alternatives for fund raising).

NOTE 2	–	INVENTORIES

Inventories consist of the following:

	September 30,	December 31,
	2008	2007

Raw materials	$11,211	$12,351
Work in process	21,251	14,964
Finished goods	12,960	491

	$45,422	$27,806

Work in process and finished goods inventories are presented net of aggregate write downs to net realizable value of $12,307 and $6,497 as of September 30, 2008 and December 31, 2007, respectively.

NOTE 3	–	MERGER WITH JAZZ TECHNOLOGIES

(i)	Introduction– On September 19, 2008, the Company completed the merger with Jazz Technologies™, Inc. (formerly AMEX: JAZ) (“Jazz”), the parent company of its wholly-owned subsidiary, Jazz Semiconductor, Inc., a leading independent wafer foundry focused on Analog-Intensive Mixed –Signal (AIMS) process technologies based in Newport Beach, California, in a stock-for-stock transaction.

As a result of this transaction, both Jazz and its subsidiary Jazz Semiconductor, Inc. became wholly owned subsidiaries of the Company.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008
(dollars in thousands, except share data and per share data)

NOTE 3	–	MERGER WITH JAZZ TECHNOLOGIES (cont.)

(i)	Introduction (cont.)

Upon the closing of the merger, each outstanding share of Jazz common stock was converted into 1.8 ordinary shares of the Company, each outstanding warrant and outstanding option to acquire Jazz common stock became exercisable for 1.8 ordinary shares of the Company and Jazz’s convertible notes became convertible into the Company’s ordinary shares based on the same exchange ratio. Effective September 19, 2008, Jazz’s common stock, warrants and units were no longer traded on the American Stock Exchange (AMEX). The merger is currently being reviewed by the Committee on Foreign Investment in the United States (“CFIUS”), a group of U.S. agencies that reviews foreign acquisitions of U.S. companies for national security reasons pursuant to the Defense Production Act of 1950. The review by CFIUS has not been completed.

In consideration for the shares of Jazz, the Company issued approximately 34 million ordinary shares and warrants with total value of $46,744. The per share value, as well as the value of the warrants, was calculated based on the Company’s stock price prevailing around May 19, 2008, the date of signing the definitive agreement of the merger and announcing it, in accordance with provisions of EITF 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”. The results of Jazz’s operations have been included in the consolidated financial statements for the period between September 19, 2008 and September 30, 2008.

(ii)	Jazz’s Second Amended and Restated Loan and Security Agreement– On September 19, 2008, Jazz entered into a Second Amended and Restated Loan and Security Agreement, as parent guarantor, with Wachovia Capital Markets, LLC, as lead arranger, bookrunner and syndication agent, and Wachovia Capital Finance Corporation (Western), as administrative agent (“Wachovia”), and Jazz Semiconductor, Inc. and Newport Fab, LLC, as borrowers (the “Wachovia Loan Agreement “), with respect to a three-year revolving credit facility in an amount of up to $55,000. The borrowing availability varies according to the levels of the borrowers’ accounts receivable, eligible equipment and other terms and conditions described in the Wachovia Loan Agreement. As of September 30, 2008, the borrowing additional availability amounted to $27,100 over and above Jazz’s $14,000 borrowing outstanding as of such date. The maturity date of the facility is September 2011. Loans under the facility will bear interest at a rate equal to, at the borrowers’ option, either the lender’s prime rate plus a margin ranging from 0.25% to 0.75% or the LIBOR rate (as defined in the Wachovia Loan Agreement) plus a margin ranging from 2.0% to 2.5% per annum.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008
(dollars in thousands, except share data and per share data)

NOTE 3	–	MERGER WITH JAZZ TECHNOLOGIES (cont.)

(ii)	Jazz’s Second Amended and Restated Loan and Security Agreement (cont.)

The Wachovia Loan Agreement contains customary covenants and other terms, including covenants based on EBITDA (as defined in the Wachovia Loan Agreement), as well as customary events of default. The facility is secured by the assets of Jazz and the borrowers.

If any event of default occurs, Wachovia may declare that all borrowings under the facility are due immediately, foreclose on the collateral and increase the interest rate on any amounts outstanding.

(iii)	Jazz’s Convertible Notes– In 2006, Jazz completed private placements of convertible notes. The convertible notes bear interest at a rate of 8% per annum payable twice a year. The convertible notes may be redeemed on or after December 31, 2009 at agreed upon redemption prices, plus accrued and unpaid interest. Otherwise, the convertible notes’maturity date is December 31, 2011. The holders of the convertible notes have the option to convert the convertible notes into the Company’s ordinary shares based on an implied conversion price of $4.07 per Company ordinary share. As of September 30, 2008, $128,200 in principal amount of convertible notes remained outstanding.

(iv)	Estimated Fair Values of Jazz’s Assets and Liabilities at the Date of Merger– The following table summarizes the estimated fair values of Jazz’s assets and liabilities at the date of merger:

September 19, 2008

Current assets	$37,894
Long-term investments	17,100
Property, plant, and equipment	83,130
Intangible assets	61,900
Other assets	66
Goodwill	8,807

Total assets at merger date	208,897

Current liabilities	38,678
Convertible notes	108,600
Other long-term liabilities	11,074

Total liabilities at merger date	158,352

Net assets at merger date	$50,545

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008
(dollars in thousands, except share data and per share data)

NOTE 3	–	MERGER WITH JAZZ TECHNOLOGIES (cont.)

(iv)	Estimated Fair Values of Jazz’s Assets and Liabilities at the Date of Merger (cont.)

Of the $61,900 of intangible assets, $3,800 were assigned to existing technology, which represents patent and other intellectual properties; $15,400 were assigned to core technology, $2,300 were assigned to in-process research & development, $2,400 were assigned to customer relations, $4,500 were assigned to trade name and $33,500 were assigned to real estate lease agreements; $8,807 represent goodwill. The fair values set forth above are based on a preliminary valuation of Jazz’s assets and liabilities performed by the Company in accordance with SFAS No. 141, “Business Combinations” (“SFAS No. 141”). Final amounts of fair values of Jazz’s assets and liabilities may vary significantly.

(v)	Pro-Forma Financial Information– The pro forma financial information is not indicative of (i) the combined results that would have been attained had the merger taken place at the beginning of 2008 and 2007, or (ii) future forecasted results:

	Nine months ended September 30,
	2008	2007
	(Unaudited)

Revenues	$306,592	$322,121

(Loss)	$(77,324)	$(122,904)

Loss per share - basic and diluted	(0.49)	(0.81)

NOTE 4	–	FAIR VALUE MEASUREMENTS

The Company decided to early adopt the provisions of SFAS No. 157 effective January 1, 2007, concurrent with the adoption of FASB 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). In February 2008, the FASB issued FASB Staff Position 157-2 (“FSP 157-2”), which delayed the implementation of SFAS 157 until January 1, 2009 for nonfinancial assets and liabilities that are not required to be measured at fair value on a recurring basis. We early adopted FASB No. 157 as of January 1, 2007 and as such would not be affected by the issuance of this FSP.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008
(dollars in thousands, except share data and per share data)

NOTE 4	–	FAIR VALUE MEASUREMENTS (cont.)

The income approach was applied using a present value technique. For Loans – the cash flows used in that technique reflect the income stream expected to be used to satisfy the obligation over its economic life. For Embedded Derivatives – the Company utilized the Black Scholes Merton formula. For Over the Counter derivatives – the Company used the market approach using quotation from dealer markets. For convertible debentures series E – the market approach was applied using quoted prices for the same debentures. For the convertible notes issued by Jazz, the fair value was based on the combination of the income approach and the market approach. For the investment in HHNEC, a non-public entity minority interest of approximately 10%, the Company used the fair value on the date of the merger using the market approach for similar companies with appropriate adjustment for lack of liquidity and tradability.

Recurring Fair Value Measurements Using:

	September 30, 2008	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Quoted securities - convertible
debentures series E	$22,764	$22,764	$-	$-
Long-term debt	200,080	-	-	200,080

	$222,844	$22,764	$-	$200,080

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Long-term debt	Derivatives

As of January 1, 2008- at fair value	$365,563	$7,313
Total unrealized gains recognized in earnings	(239)	(3,406)
Restructuring of Bank loans under the Definitive Agreements with the Banks and
TIC, see Note 5D	(165,244)	-
Reclassification of previously bifurcated conversion option to shareholders' equity	-	(3,907)

As of September 30, 2008 - at fair value	$200,080	$-

Unrealized gains recognized in earnings from liabilities held at period end	$(239)	$(3,406)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008
(dollars in thousands, except share data and per share data)

NOTE 4	–	FAIR VALUE MEASUREMENTS (cont.)

Non Recurring Fair Value Measurements Using:

	September 19, 2008	Quoted prices in active market for identical liability (Level 1)	Significant other observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Long-lived assets held
and used	$83,130	$-	$-	$83,130
Intangible assets	61,900	-	-	61,900
Goodwill	8,807	-	-	8,807
Long-term
investments	17,100	-	-	17,100
Convertible
Debentures	108,600	-	-	108,600

	$279,537	$-	$-	$279,537

Recurring Fair Value Measurements Using:

	December 31, 2007	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Trading securities - convertible
debentures series E	$28,484	$28,484	$-	$-
Long-term debt	365,563	-	-	365,563
Derivatives	7,018	-	(295)	7,313

	$401,065	$28,484	$(295)	$372,876

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Long-term debt	Derivatives

As of January 1, 2007- at fair value	$367,223	$11,513
Total unrealized gains recognized in earnings	(1,660)	(4,200)

As of December 31, 2007 - at fair value	$365,563	$7,313

Unrealized gain recognized in earnings from liabilities held at period end	$(1,660)	$(4,200)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008
(dollars in thousands, except share data and per share data)

NOTE 5	–	RECENT DEVELOPMENTS

A.	Form F-3 filed with the SEC

In January 2008, the Company filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering the possible offer and sale from time to time of up to $40,000 of securities which the Company may elect to so offer and sell during the three years following the effective date of the registration statement. The registration form was declared effective in February 2008. The Company has made no decisions as to when, if at all, it will actually raise funds under this registration statement.

B.	Customer Agreement Amendment

In 2004, the Company and Siliconix incorporated (“Siliconix”), a subsidiary of Vishay Intertechnology Inc., entered into a definitive long-term foundry agreement for semiconductor manufacturing in the Company’s Fab 1. During the first quarter of 2008, the parties amended the agreement to revise the terms of the purchase of trench wafers as well as transfer additional product platforms to Tower for the manufacturing of new products in Fab 1.

C.	Conversion Price Reduction – Convertible Debenture Series C

The convertible debentures, series C, issued in June 2006, which are convertible into the Company’s ordinary shares, were subject to a reduction in their conversion price in certain limited circumstances. Such a reduction in the conversion price of the convertible debentures, series C, was effected as of July 20, 2008 reducing the conversion price from NIS 8.40 to NIS 4.31.

D.	Definitive Agreements with the Company’s Banks and TIC

In September 2008, the Company signed and closed definitive agreements with its Banks and TIC to convert a portion of its debt into equity equivalent capital notes. These agreements are based on the memorandum of understanding dated August 20, 2008.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008
(dollars in thousands, except share data and per share data)

NOTE 5	–	RECENT DEVELOPMENTS (cont.)

D.	Definitive Agreements with the Company’s Banks and TIC (cont.)

Pursuant to the agreements: (i) $200,000 of the Company’s debt to the Banks was converted into equity equivalent capital notes of the Company, exercisable into the Company’s ordinary shares at $1.42 per share, representing two times the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008 (the date of the Company’s public announcement regarding its debt restructuring negotiations with the Banks and TIC); (ii) $50,000 of debt owed by the Company to TIC (consisting of $30,000 owed loan facility and $20,000 of the Company’s convertible debentures series B held by TIC) were converted into equity equivalent capital notes exercisable into the Company’s ordinary shares at $1.42 per share; (iii) TIC invested $20,000 in the Company in exchange for equity equivalent capital notes of the Company exercisable into the Company’s ordinary shares at $0.71 per share, representing the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008. Furthermore, TIC committed to invest up to an additional $20,000 under certain conditions. In consideration for such investment, TIC will receive an amount of equity equivalent capital notes of the Company, exercisable into ordinary shares of the Company, at a price based on the lower of: (1) the average closing price per share on NASDAQ for the last ten trading days prior to the date on which the investment is made, or (2) the average closing price per share used for the $20,000 initial investment mentioned above; (iv) the commencement date for the repayment of the remaining principal of the Banks’loans was postponed from September 2009 to September 2010, such that the outstanding loans shall be repaid in 8 quarterly installments between September 2010 and June 2012; (v) interest payments owed to the Banks and originally due September 2008 through June 2009 were added to the remaining principle of the Banks’ loans and will be paid in the same schedule; (vi) the interest rate on the remaining principle of the Banks’ loans will be LIBOR plus 2.5% per annum; and (vii) the Banks waived in full the Company’s compliance with financial covenants through the end of 2008.

Until conversion, the above mentioned equity equivalent capital notes have no voting rights, no dividend rights, are not tradable, do not carry interest, are not linked to any index and are not redeemable.

As part of the definitive agreements with the Banks and TIC, the Company issued Capital Notes exercisable into approximately 204 million ordinary shares of the Company with total value of $115,071. Such value was calculated based on the price of the stock of the Company around September 25, 2008, the date of signing and closing of the restructuring. Said restructuring resulted in a gain of $130,698 that was recorded in the Company’s statement of operations for the third quarter of 2008.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008
(dollars in thousands, except share data and per share data)

NOTE 5	–	RECENT DEVELOPMENTS (cont.)

E.	Legal Proceedings

During 2008, an International Trade Commission (“ITC”) action was filed by Agere/LSI Corporation (“LSI”), which alleged infringement by 17 corporations of LSI’s patent no. 5,227,335. Following the initial filing, LSI amended the ITC complaint requesting to add the Company, Jazz and three other corporations as additional respondents. Jazz, the Company and the other three corporations were added as additional respondents in the ITC action in October 2008. The Company and Jazz are assessing the merits of this action and cannot predict the outcome thereof or provide an estimate of any possible losses. Any litigation could be costly, divert our management’s attention and could have a material and adverse effect on the Company and Jazz’s business, results of operations, financial condition and cash flows. The Company and Jazz intend to vigorously defend the litigation.

F.	Fixed Assets Impairment

Due to the current worldwide economic downturn, the prevailing market conditions in the semiconductor industry, global decreased demand, downward price pressure and excess inventory (see also Note 1C above), the Company has determined that the events and circumstances indicate that the carrying amount may not be recoverable. In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company tested the recoverability of its plant and equipment based, among others, on its business plan and prevailing market conditions, and determined that the carrying amounts of its plant and equipment may not be recoverable. The Company evaluated the fair value of its plant and equipment and determined that the carrying amounts exceed the fair values by $120,538.The Company recorded a charge in that amount in the current period.

G.	Authorized Shares

The Board of Directors of the Company approved the increase of the Company’s authorized shares from 800,000,000 to 1,100,000,000. This increase was approved by the Company’s shareholders in September 2008.